Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 14, 2013	NR 10 - 2013

Avrupa Minerals options Arga license, NW Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has a first option to earn a 51% interest in the Arga license by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 is a firm commitment that must be spent by March 23, 2014. Blackheath can then earn a further 19% in a second option by spending an additional €800,000 for a total interest of 70% for total expenditures of €1,000,000, by March 23, 2017. Finally, Avrupa has granted a third option to Blackheath to earn an additional 15% of the Project by completing a pre-feasibility study for Arga by March 23, 2020.

The 27.71 square kilometer Arga license is located adjacent to the Covas Tungsten Project, which is already a joint venture between Avrupa and Blackheath, and is presently being explored by the JV.  Work at Arga by previous explorers indicated potential for both tungsten and gold mineralization related to several structural zones that trend onto the Covas property and are related to known mineralization at Covas.  Extensive geological mapping and soil sampling at Arga in the 1990’s showed potential mineral target areas on the property through anomalous sample results for tungsten, tin, arsenic, molybdenum, bismuth, and base metals.  The samples were not analyzed for gold at that time.  Over 300 new soil samples have recently been collected to test for gold potential and verify the previous anomalism at Arga.  Results are pending.

At the nearby Covas Project, the Joint Venture is continuing to prepare for drilling later this year that could upgrade and expand both previously known mineral deposits and test several new targets on the property.  Covas is a past-producing tungsten mine, and remaining historic resources (indicated and inferred) on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work, including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $36 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980 and are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Company is not considering the historical estimates as current mineral resources.)

The details of the option agreement are:

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In order for Blackheath to earn a 51% undivided interest in the Arga property, they must incur €200,000 work expenditures on the exploration of the property.

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The amount of €60,000, being part of the above expenditures requirement, will be a firm commitment by Blackheath, and will be used to advance the project through March 23, 2014.  The remainder of the initial work expenditures can be deferred at the election of Blackheath to be spent during the period from March 23, 2014 to March 23, 2015.

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To earn an additional 19% in the Arga property, for an aggregate total of 70%, Blackheath must spend a further €800,000 (aggregate total of € 1 million) by March 23, 2017 to advance the project.

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Blackheath can earn a further 15% at Arga, for an aggregate total of 85%, by funding the completion of a pre-feasibility study meeting the definition of such a study under NI 43-101 by March 20, 2020.

Paul W. Kuhn, CEO of Avrupa Minerals, commented that “The signing of this agreement with Blackheath Resources is a reflection of the recognition of continuing potential for tungsten and gold mineralization in the Covas-Arga area.  We are excited to further our strong and positive working relationship with Blackheath by advancing a second project in the Covas mineral district.  We have already started the due diligence work at Arga and are waiting for sample results to assist in the targeting process for a small drilling program that will assess mineralization potential at Arga.”

Blackheath Resources Inc. is listed on the TSX Venture Exchange, and is focused on tungsten exploration and development in Portugal. The Company holds the Covas and Borralha tungsten projects, where exploration is currently underway, and also the Bejanca tungsten/tin project. Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for copper rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related gold-tungsten deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.